December 22, 2005

Via EDGAR Transmission and Federal Express

United States Securities and Exchange Commission
Office of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings, Assistant Director
Ms. Anita Karu, Attorney Advisor

Re:Comment Letter dated November 3, 2005
File No. 0-52484
Fortune Oil & Gas, Inc.
Registration Statement on Form 10, Amendment No. 2

Dear Mr. Owings:

On behalf of Fortune Oil & Gas, Inc. (the “Company”), we enclose for filing Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 8, 2005.

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission in their letter dated November 3, 2005. Set forth below is the Company’s response to the Staff’s comments. We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

Glossary, Page 12.

1. Your definition of proved reserves paraphrase those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions of proved oil and gas reserves. This is available at our website www.sec.gov.divisions/corpfin/forms/regsx.

In response to Staff’s comments, corresponding changes have been made to the Registration Statement.

Item 2. Management’s Discussion of Analysis or Plan of Operation, page 13

Liquidity and Capital Resources, page 19

2.
We note your disclosure that cash used in operating activities of $564,897 for the six months ended June 30, 2004 does not agree with the net cash used in operating activities of $444,912 as disclosed on the face of your statements of cash flows for the same period. Please revise or advise.

We supplementally inform Staff that we improperly discussed an improper amount when discussing the cash used in operating activities.

Accordingly, pursuant to Staff’s comments, we have corrected the improper amounts and accordingly corrected our comments. Additionally, we have revised our financial results for the nine months ended September 30, 2005. We have also reviewed the statements to ensure that we did not repeat typo errors such as that which occurred with the non-corresponding amounts noted for the nine months ended September 30, 2005.

3.
We note that your negative working capital deficit decreased by $12,324,580 for the six months ended June 30, 2005 rather than the $12,504,580 disclosed in your discussion of liquidity and capital resources. Please revise or advise.

We supplementally inform Staff that we improperly discussed referred to an improper amount when discussing our liquidity and capital resources. We have also reviewed the statements to ensure that we did not repeat typo errors such as that which occurred with the non-corresponding amounts noted for the three months ended March 31, 2005.

Accordingly, pursuant to Staff’s comments, we have corrected the improper amounts and accordingly corrected our comments. Additionally, we have revised our financial results for the nine months ended September 30, 2005. We have also reviewed the statements to ensure that we did not repeat typo errors such as that which occurred with the non-corresponding amounts noted for the nine months ended September 30, 2005.

4.
Your discussion of cash used by financing activities for the six months ended June 30, 2005 indication that, among other things, financing activities were impacted by the issuance of common shares in payment of director fees which had a book value of $1,754,178. Please clarify for us how this transaction impacted your cash flows from financing activities. Further, please note that the cash payment of interest is more appropriately discussed as an operating activity rather than a financing activity. Please revise or advise.

We supplementally inform Staff that we improperly included the issuance of common shares in payment of director fees in cash flow used for financing activities. We also inform Staff that we improperly included the cash payment of interest when discussing the cash used in our financing activities.

Accordingly, pursuant to Staff’s comments, we have included the issuance of director fees as an adjustment to reconcile the net loss to net cash from operating activities and the payment of debt interest as operating activities in the analysis and discussion of Liquidity and Capital Resources. Additionally, we have revised our financial results for the six months ended September 30, 2005.

5.
We note your response to comment 18 in our letter dated September 2, 2005. You have indicated that you expect to have sufficient liquidity to meet your planned operating needs for the next 12 months and that you expect to be cash flow positive form operations within six months after securing a vessel for off-loading. Please clarify such statements to specify whether your operating needs include your substantial short-term obligations that exist as of June 30, 2005. In this regard, please disclose your strategy for the pay down of such existing short-term obligations and the status of any continued negotiations with your creditors.

In response to Staff’s comments, corresponding changes have been made to the Registration Statement.

Note 3. Summary of Significant Accounting Policies, page F-8

6.
We note your response to comment 22 in our letter dated September 2, 2005. Please disclose the total valuation allowance recognized for deferred tax assets for all applicable periods. Refer to paragraph 43(c) of SFAS 109.

We supplementally inform Staff that we had mistakenly excluded disclosing the total valuation allowance recognized for deferred tax assets for all applicable periods.

Accordingly, pursuant to Staff’s comments, we have expanded our description of taxes payable to include the required elements of paragraph 43 (c ) of SFAS 109. Additionally, we have revised our financial results for the nine months ended September 30, 2005.

Note 7. Taxes Payable, page F-15

7.
Please tell us ho w you determined that the right of offset exists with respect to your VAT receivable. VAT payable, and related accrued interest as of June 30, 2005. In doing so, please tell us how you will account for such amounts subsequent to the date when CRC pays the VAT payable due to the Indonesian government on your behalf but prior to the date when you repay CRC for such amounts. Please provide the appropriate accounting literature on which you relied for your existing treatment.

We supplementally inform Staff that we had mistakenly presented the VAT tax related items of receivable, payable, and interest payable as a net amount in the periods presented.

Accordingly, pursuant to Staff’s comments, we have reported each of the elements of taxes payable (receivable, payable and interest) separately and on a gross basis on the face of the balance sheet as well as in Note 7 to the Consolidated Financial Statements. Additionally, we have revised our financial results for the nine months ended September 30, 2005

Note 8. Sale of Oil Rights, page F-16

8.
We note your response to comment 23 in our letter dated September 2, 2005. Please tell us and disclose the amount of the unused $4.5 million in the trade debt settlement account as of June 30, 2005 and indicate where such funds are classified on your consolidated balance sheet. In this regard, we would expect such funds t be classified as restricted cash. Further, please confirm that the $9,862 million of your payables that require settlement pursuant to the asset purchase and sale agreement were included in the $11,855 million of your trade payables as of December 31, 2004 and disclose the status of such payables as of June 30, 2005. In doing so, include an analysis that reflects the amount of such debt that was forgiven, paid, and status of ongoing negotiations with related creditors. Finally, please tell us what rights, if any, that the creditors have with respect to the 70% interest in the Camar Oil field that you sold to CRC. Absent compelling evidence to the contrary, it appears that since the PSC interest sold is encumbered by the trade debts outstanding, the gain you recorded should have been deferred until the associated encumbrances are settled. Please revise your financial statements accordingly or tell us why a revision is unnecessary.

We supplementally inform Staff that the amount of the unused $4.5 million of funds has been reclassified as restricted cash on the face of the balance sheet.

Additionally we confirm that $9.862 million of payables that requiring settlement pursuant to the asset and sale agreement was included in the $11.885 million of trade payables as of December 31, 2004 and have revised our comments to clearly indicate such. We also inform Staff that we have expanded our disclosure of Note 14 to provide an analysis of the debt that was forgiven, paid and are still in negotiations. Finally, we note that all of the trade payables are unsecured and thus have no legal rights to the results of operations that may result from the joint venture resulting from our sale of a 70% interest in the Camar Oil field which was sold to CRC. Additionally, we have revised our financial results for the nine months ended September 30, 2005

Costs Incurred, page F-29

9.
Your response to comment 26 in our letter dated September 2, 2005 indicates you disclosed your asset book value in lieu of development, acquisition and exploration costs incurred. Please amend your document to comply with Financial Accounting Standard 69, paragraphs 18-23.

We supplementally inform Staff that we mistakenly excluded disclosure in accordance with Financial Accounting Standard 69, paragraphs 18-23 in regards to development, acquisition and exploration costs incurred.

Accordingly, pursuant to Staff’s comments, we have expanded our disclosures in Note 18 to the Consolidated Financial Statements to include the disclosure of development, acquisition and exploration costs incurred.

Oil and Natural Gas Reserves, page F-29

10.
Your proved reserves do not appear to have been estimated with the economic interest method. This is addressed at our website, , under “Determination of Reserves Under Production Sharing Agreements.” Please amend your estimate to comply with this method.

We supplementally inform Staff that we hold no direct ownership of properties with proven or unproven oil and gas reserves. We participate with the government of Indonesia through a production sharing contract in the exploration, development and production of oil. Accordingly we have amended our estimate to comply with proved reserves determined under Production Sharing Agreements.

Standardized Measure…, page F-30

11.
You state that your standardized measure is reduced by the 70% of rights sold to CRC. It is our understanding that this divestment was not completed until January 14, 2005. If true, your December 31, 2004 standardized measure and proved reserves should reflect your ownership on that date. Please amend your document is it is appropriate.

We supplementally inform Staff that we mistakenly reduced the standardized measure in the improper period.

Accordingly, pursuant to Staff’s comments, we have corrected our disclosures to report the reduction in our ownership in the proper period. Additionally, we have revised our financial results for the nine months ended September 30, 2005

12.	Please tell us the estimated annual production cost component you have included for a storage tanker.

We supplementally inform Staff that we have expanded our disclosure of production cost components to include the cost for a storage tanker.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL LLP

By:	/s/ Jennifer A. Post
Jennifer A. Post, Esq.

Cc: Mr. James Wensveen